UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Covia Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22305A103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22305A103

1.	Names of Reporting Persons SCR-Sibelco NV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 86,019,653

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 86,019,653

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,019,653*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 65.6%*

12.	Type of Reporting Person (See Instructions) HC-CO

*       The calculation of the 65.6% beneficial ownership is based on 131,186,462 shares of common stock of Covia Holdings Corporation (the Issuer) issued and outstanding as of November 12, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the US Securities and Exchange Commission on November 14, 2018.

CUSIP No. 22305A103

Item 1.
	(a)	Name of Issuer Covia Holdings Corporation

	(b)	Address of Issuer’s Principal Executive Offices 3 Summit Park Drive, Suite 700 Independence, Ohio 44131

Item 2.
	(a)	Name of Person Filing SCR-Sibelco NV

	(b)	Address of Principal Business Office or, if none, Residence Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium

	(c)	Citizenship Belgium

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share

	(e)	CUSIP Number 22305A103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution. Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
As of December 31, 2018:
(a) Amount beneficially owned: 86,019,653 shares of common stock
(b) Percent of class: 65.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 86,019,653
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 86,019,653
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2019
SCR-Sibelco NV
/s/ Jean-Luc Deleersnyder
	By:	Jean-Luc Deleersnyder
	Title:	Chief Executive Officer, Member of Executive Committee
/s/ Kurt Decat
	By:	Kurt Decat
	Title:	Chief Financial Officer, Member of Executive Committee